

XENiA is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Healthy OptionsTakeoutLunchDinner
XENiA

Modern Mediterranean Grill

Culver City, CA 90230
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $100,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
XENiA is seeking investment to fund the opening of our first ghost kitchen location.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.

Chasing a dream during a pandemic was never the plan, but XENiA is here and ready to take LA by storm. After hustling for over a year in the LA pop-up restaurant scene, testing and evolving the concept, XENiA is taking the next step.

XENiA, Greek for hospitality, is a Modern Mediterranean Grill serving craveable plates, sandwiches, and salads. We feature grilled-to-order proteins, local & seasonal vegetables, and house-made sauces & marinades. By leveraging new technology and ghost kitchens, XENiA is on a mission to create a delicious, value-driven delivery experience.

XENiA is redefining the at-home dining experience, capitalizing on the booming food delivery market. With this as XENiA's focus, we are building our first kitchen as a ghost kitchen. These kitchens prepare food only for pick-up & delivery with no storefront, reservations, seats or tables, nor servers. XENiA is partnering with an experienced ghost kitchen provider that supplies the ideal kitchen facility, location, and guest demographics.

Launching XENiA as a ghost kitchen will allow us to focus on:

Speed - Fast to open, fast to adapt

Profit - Low rent, minimal staff, and fewer operating expenses

Scaleability - Resilient, focused, and flexible model with rapid growth potential

We'd love your investment to help open XENiA in January 2022!

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE MENU

We thoughtfully designed Xenia's menu to provide the best delivery eating experience.

Chef-Driven & Delicious — XENiA uses grilled-to-order proteins, house-made sauces, marinades, & pickles, and a rotating selection of locally sourced veggies to create bold and craveable Mediterranean flavors.
Fast & Accurate — Our focused menu minimizes operational complexity while maximizing throughput, getting XENiA to our guests quickly and accurately.
Flexible & Any Day — XENiA is the perfect choice for an easy family dinner, a crowd-pleasing lunch at the office, or a healthy weeknight meal for one. With many items accommodating dietary preferences, XENiA is for everyone.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE DETAILS.
This is a preview. It will become public when you start accepting investment.
Q&A
What is a ghost / cloud / virtual kitchen?

You may not even realize it, but you've probably ordered from one of these kitchens already! These are restaurants with no storefront, no reservations, no seats or tables, and no servers. Instead, they focus exclusively on preparing food for off-premise consumption like delivery & pick-up. They live predominately on 3rd party delivery apps like Doordash, Postmates, Uber Eats, and Grubhub.

Why will XENiA succeed in a ghost kitchen?

Throughout the last year, we have tested the operational ease of execution. We have refined XENiA's offering to cross-utilize ingredients while developing flavor combinations that don't create palate burn-out. We also thoughtfully developed the menu and sourced packaging to ensure that the quality of the product does not diminish during long hold-times. By entering a facility optimized for this type of experience, we know that we can set XENiA up to be a best-in-class delivery option for the LA market.

Why partner with a ghost kitchen provider?

A ghost kitchen provider strategically locates its facilities in densely populated areas with historically high delivery volumes and has the operational infrastructure in place to help XENiA succeed. Their proven model will allow XENiA the most significant possible volume of potential consumers. Additionally, their proprietary tech provides seamless integration with the various delivery apps to streamline online ordering and simplifies delivery logistics.

What's within a 15 minute radius?

We can serve a ~40 sq. mile area. In addition to Culver City, we reach Santa Monica, Venice, Mar Vista, Playa Vista, Palms, Inglewood, & Marina Del Rey. We capture students attending Otis, LMU, & SMC. The average household income is $126,000; the age is 38 The worker population is 302,000+ The resident population is 178,000+

What is a ghost / cloud / virtual kitchen?

You may not even realize it, but you've probably ordered from one of these kitchens already! These are restaurants with no storefront, no reservations, no seats or tables, and no servers. Instead, they focus exclusively on preparing food for off-premise consumption like delivery & pick-up. They live predominately on 3rd party delivery apps like Doordash, Postmates, Uber Eats, and Grubhub.

Why will XENiA succeed in a ghost kitchen?

Throughout the last year, we have tested the operational ease of execution. We have refined XENiA's offering to cross-utilize ingredients while developing flavor combinations that don't create palate burn-out. We also thoughtfully developed the menu and sourced packaging to ensure that the quality of the product does not diminish during long hold-times. By entering a facility optimized for this type of experience, we know that we can set XENiA up to be a best-in-class delivery option for the LA market.

Why partner with a ghost kitchen provider?

A ghost kitchen provider strategically locates its facilities in densely populated areas with historically high delivery volumes and has the operational infrastructure in place to help XENiA succeed. Their proven model will allow XENiA the most significant possible volume of potential consumers. Additionally, their proprietary tech provides seamless integration with the various delivery apps to streamline online ordering and simplifies delivery logistics.

What's within a 15 minute radius?

We can serve a ~40 sq. mile area. In addition to Culver City, we reach Santa Monica, Venice, Mar Vista, Playa Vista, Palms, Inglewood, & Marina Del Rey. We capture students attending Otis, LMU, & SMC. The average household income is $126,000; the age is 38 The worker population is 302,000+ The resident population is 178,000+

What is a ghost / cloud / virtual kitchen?

You may not even realize it, but you've probably ordered from one of these kitchens already! These are restaurants with no storefront, no reservations, no seats or tables, and no servers. Instead, they focus exclusively on preparing food for off-premise consumption like delivery & pick-up. They live predominately on 3rd party delivery apps like Doordash, Postmates, Uber Eats, and Grubhub.

Why will XENiA succeed in a ghost kitchen?

Throughout the last year, we have tested the operational ease of execution. We have refined XENiA's offering to cross-utilize ingredients while developing flavor combinations that don't create palate burn-out. We also thoughtfully developed the menu and sourced packaging to ensure that the quality of the product does not diminish during long hold-times. By entering a facility optimized for this type of experience, we know that we can set XENiA up to be a best-in-class delivery option for the LA market.

Why partner with a ghost kitchen provider?

A ghost kitchen provider strategically locates its facilities in densely populated areas with historically high delivery volumes and has the operational infrastructure in place to help XENiA succeed. Their proven model will allow XENiA the most significant possible volume of potential consumers. Additionally, their proprietary tech provides seamless integration with the various delivery apps to streamline online ordering and simplifies delivery logistics.

What's within a 15 minute radius?

We can serve a ~40 sq. mile area. In addition to Culver City, we reach Santa Monica, Venice, Mar Vista, Playa Vista, Palms, Inglewood, & Marina Del Rey. We capture students attending Otis, LMU, & SMC. The average household income is $126,000; the age is 38 The worker population is 302,000+ The resident population is 178,000+

This is a preview. It will become public when you start accepting investment.
MAY 2020
XENiA launches "XENiA @ Home"

A weekly pre-order dinner series with rotating Mediterranean-inspired meals for two during the peak of the pandemic

AUGUST 2020
Ghost Kitchen Pop-Ups

XENiA tests the "Ghost Kitchen" model on Doordash & Postmates operating in Beverly Hills

JANUARY 2021
Melody Wine Bar Pop-Ups

With the return of outdoor dining in Los Angeles, XENiA secures a four-month residency at Melody Wine Bar in Virgil Village in Silverlake

MAY 2021
The Mar Vista Pop-Ups

XENiA teams up with The Mar Vista on the west side to help reopen the space and begins a summer 2021 pop-up series

OCTOBER 2021
XENiA sings lease in Culver City

XENiA signs a ghost kitchen lease and launches a crowdfunding campaign to help facilitate the opening

JANUARY 2022
Opens Ghost Kitchen

XENiA will open as a ghost kitchen in Culver City!

This is a preview. It will become public when you start accepting investment.
OUR OFFERING
Previous
Next
This is a preview. It will become public when you start accepting investment.
TEAM EXPERIENCE

We are a team of culinary professionals with 25+ years of first-hand experience working with some of the biggest names in food. We have expertise in:

Management - We have operated concepts ranging from quick service to fine dining.
Concept Creation - We have conceptualized new brands, developed their recipes and brought to market numerous concepts.

Consulting - We met in San Francisco while working at The Culinary Edge, the industry's leading culinary innovation agency, where we revitalized legacy brands, grew global franchises, streamlined restaurant operations, and pushed existing brands in new directions.

This is a preview. It will become public when you start accepting investment.

THE TEAM

Dimitri Tishlias

Operations & Management

Chef. Proud Greek. Texan.

Dimitri's culinary curiosity began at a young age, from his unique paternal Greek and maternal New Orleans families, and their love for quality ingredients and culinary tradition. This love and passion for food inspired Dimitri to attend The Culinary Institute of America. After graduating at 20 years old with a BA in Culinary Entrepreneurship, Dimitri continued to master his culinary creativity and leadership skills under the mentorship of Chefs Michael Mina and Chris L'hommedieu.

Dimitri further refined his culinary techniques over the next five years at Gramercy Tavern (New York), Septime (Paris), and Hibiscus (London) before moving to San Francisco in 2015. There he pushed himself beyond restaurant kitchens, taking the role of Director of R+D for The Culinary Edge, a consulting firm in San Francisco that creates brand, menu, and operational solutions for leading restaurant and food brands. He spent the next four years learning the depth and breadth of the food industry and how to blend his creativity with business strategy, helping lead businesses to launch successful food campaigns and concepts in the US and internationally.

Dimitri is currently Managing Director of Eat No Evil, while also moonlighting as Christina Aguilera's private chef.

Louis Maskin

Marketing & Strategy

Baker. Yogi. LA native.

Louis was born and raised in Pasadena, CA. He graduated from the University of Southern California, majoring in Business Administration and minoring in Psychology.

Louis' mother feared that he'd end up just as helpless in the kitchen as his father and got him to cook with her from an early age. These formative experiences ignited a life-long passion and curiosity for all things food. Louis always knew that he wanted to work in the hospitality industry but was unsure how to leverage his business acumen until he found The Culinary Edge.

While working there, Louis climbed the ladder from Strategy Intern to Marketing Director. He developed creative solutions and strategic initiatives for some of the worlds leading hospitality brands, presented at innovation conferences, and launched hundreds of menu items across the country.

Zachary Herlich

Operations & Management

Zach Herlich is a chef and entrepreneur with over ten years of experience in the restaurant industry. Originally from Richmond, Virginia, Zach has worked in some top restaurants in the U.S and abroad. After graduating from Johnson & Wales with a degree in Culinary Arts, Zach spent time working in Charleston, SC, at acclaimed restaurants Husk and Star's. He then traveled abroad to Spain, where he studied its rich food culture while working brief stints at several Michelin-starred restaurants.

Zach returned to the states, earning a Bachelor's degree in Nutrition from Johnson & Wales University in Denver. After graduating Summa Cum Laude, he moved to San Francisco to work for The Culinary Edge, a food and beverage innovation agency. Zach worked as a Research & Development Chef at TCE, bringing new ideas to life in the kitchen and developing strategic solutions to improve clients' operations. He was also responsible for developing and launching several new food and beverage concepts, overseeing menu development, product procurement, kitchen design, and staff training.

Zach currently serves as Culinary Director for Eat No Evil and Xenia All Day. He is learning how to help...best adapt to the ever-changing circumstances and challenges that restaurants face.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Corporate Start-Up Costs $15,000

Leasehold Improvements $2,000

Restaurant Equipment and Smallwares $13,000

Opening Expenses $59,500

Marketing $26,500

Working Capital $25,000

Mainvest Compensation $9,000

Total $150,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $1,108,384 $1,400,833 $1,451,259 $1,482,186 $1,503,701

Cost of Goods Sold $330,578 $420,505 $435,611 $444,927 $451,385

Gross Profit $777,806 $980,328 $1,015,648 $1,037,259 $1,052,316

EXPENSES

Operating Expenses $753,124 $861,719 $877,012 $886,185 $892,655

Operating Profit $24,682 $118,609 $138,636 $151,074 $159,661

This information is provided by XENiA. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $150,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends April 23, 2021

Summary of Terms

Legal Business Name Xenia LA LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 2.5%–4.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2031

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of XENiA's fundraising. However, XENiA may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of XENiA to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

XENiA operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. XENiA competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from XENiA's core business or the inability to compete successfully against the with other competitors could negatively affect XENiA's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in XENiA's management or vote on and/or influence any managerial decisions regarding XENiA. Furthermore, if the founders or other key personnel of XENiA were to leave XENiA or become unable to work, XENiA (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which XENiA and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, XENiA is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

XENiA might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If XENiA is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt XENiA

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect XENiA's financial performance or ability to continue to operate. In the event XENiA ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither XENiA nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

XENiA will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and XENiA is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although XENiA will carry some insurance, XENiA may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, XENiA could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect XENiA's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of XENiA's management will coincide: you both want XENiA to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want XENiA to act conservative to make sure they are best equipped to repay the Note obligations, while XENiA might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If XENiA needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with XENiA or management), which is responsible for monitoring XENiA's compliance with the law. XENiA will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if XENiA is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if XENiA fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of XENiA, and the revenue of XENiA can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of XENiA to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by XENiA. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
XENiA isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
About Us
Blog
Press
FAQ
Referral Program
Business Resource Center
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy